EXHIBIT 99.1

Grown Rogue Secures Cultivation Facility in Minnesota

Location Approved for Cannabis Cultivation; Construction Planned in 2026 with First Product Anticipated in Early 2027

MEDFORD, Ore., Dec. 9, 2025 /CNW/ - Grown Rogue International Inc. ("Grown Rogue" or the "Company") (CSE: GRIN) (OTC: GRUSF), a flower-forward cannabis company combining craft values with disciplined execution, today announced that it has entered into a long-term lease (the "Lease") for a cultivation facility ("Facility") in the greater Minneapolis metropolitan area that has received local approval for cannabis cultivation.

The Facility, an approximately 109,000-square-foot building located in Fridley, Minnesota, was acquired by Rainbow WBSE MN LLC (the "Landlord" or "Rainbow") for approximately $75 per square foot, and the Company has entered into a long-term lease with the Landlord at a monthly base rent of $0.73 per square foot. The Facility recently secured a conditional use permit for cannabis cultivation and is expected to support a phased build-out of up to 30,000 square feet of flower canopy, which reflects the maximum indoor flower canopy permitted in Minnesota. Construction of Phase I, approximately 10,000 square feet of flowering canopy and associated support infrastructure, is expected to commence in early 2026, with first product anticipated in early 2027.

"Rainbow Realty Group is pleased to partner with Grown Rogue on this flagship Minnesota cultivation project," said Kyle Shenfeld, CEO of Rainbow Realty Group. "We have been impressed by their track record as a disciplined, low-cost producer of craft-quality flower in competitive markets, and we believe this Facility is well positioned to serve the growing Minnesota market as adult-use sales develop."

Wendy Berger, CEO of WBSE, added, "We are excited to play a role in Grown Rogue's continued growth as the Company expands into this dynamic market."

"We appreciate Rainbow's support in partnering with us on this opportunity; they have been great to work with as we secured the Facility and the conditional use permit," said Obie Strickler, Chief Executive Officer of Grown Rogue. "We are pleased to have secured a building at an affordable rate, with ample power, that gives us the flexibility to expand to the current maximum allowed flower canopy in Minnesota of 30,000 square feet. We are highly conscious of our long-term occupancy costs and, between the structure of the Lease and our decision to fund the majority of tenant improvements from our balance sheet, we are confident we can be a low-cost producer of craft-quality cannabis for Minnesota customers."

"Consistent with the Grown Rogue way, we expect to develop the Facility in phases that align balance sheet risk with demonstrated sell-through," Strickler continued. "At the same time, the natural optionality to scale up to approximately 30,000 square feet of flower canopy, approximately double the flower canopy in our existing markets, gives us a more aggressive upside path in Minnesota if market conditions support it."

"Securing this location on favorable terms is the first tangible milestone for the Minnesota project that we are pursuing in collaboration with the license holder, Christian Stiers, Grown Rogue's National Cultivation Director," said Josh Rosen, Chief Strategy Officer of Grown Rogue. "Through our prior work with Vireo Growth, we have developed a deep familiarity with the Minnesota market, its regulatory framework, and what it takes to operate efficiently there. We believe this metropolitan Minneapolis location positions us not only to serve adult-use customers across the region but also to eventually accommodate complementary subtenants as the market expands and regulations allow. We look forward to providing updates on future milestones as this project develops."

The Company has executed definitive agreements with Mr. Stiers governing the parties' respective interests in the Minnesota project, including a sublease of the cultivation facility and a management services agreement, the latter of which remains subject to regulatory approval. Details of these arrangements, including any related-party considerations, are expected to be disclosed in the Company's continuous disclosure documents and other regulatory filings in accordance with applicable securities laws. All agreements were executed December 5, 2025.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a flower-forward cannabis company rooted in Oregon's Rogue Valley, a region known for its deep cannabis heritage and commitment to quality. With operations in Oregon, Michigan, and New Jersey—and expansion underway in Minnesota and Illinois—Grown Rogue specializes in producing designer-quality indoor flower. Known for exceptional consistency and care in cultivation, our products are valued by retailers, budtenders, and consumers alike.

By blending craft values with disciplined execution, we've built a scalable, capital-efficient platform designed to thrive in competitive markets. We believe sustained excellence in cannabis flower production is the engine of the industry's supply chain—and our competitive advantage. For more information about Grown Rogue, please visit www.grownrogue.com.

Forward-Looking Statement Disclaimer

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities laws, including, without limitation, statements regarding: the timing and completion of the Lease transaction; the anticipated size, design, and phased build-out of the Minnesota Facility; expected timing for commencement of construction and first product; the Company's ability to achieve attractive long-term occupancy costs and to operate as a low-cost producer in Minnesota; the potential to expand to approximately 30,000 square feet of flower canopy; the Company's collaboration with Mr. Stiers and the Minnesota license holder; the potential for complementary subtenants at the Facility; and the Company's broader growth strategy and future operating performance. Forward-looking information is based on management's current expectations and assumptions and is subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those expressed or implied by such forward-looking information.

These risks and uncertainties include, among others: general economic, business, and capital markets conditions; the Company's ability to obtain required regulatory approvals and licenses in Minnesota on a timely basis or at all; construction, development, and cost overrun risks; changes in the competitive and regulatory environment for cannabis in Minnesota and the United States; pricing and demand for cannabis and cannabis products; and the other risk factors described in the Company's public filings available under its profile on SEDAR+ at www.sedarplus.ca.

Readers are cautioned not to place undue reliance on forward-looking information. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The Company is indirectly involved in the manufacture, distribution, and sale of cannabis in the United States in jurisdictions where such activities are permitted under state law but remain illegal under U.S. federal law. Investors should carefully consider the risk that U.S. federal enforcement priorities could change in a manner that adversely impacts the Company's operations.

No stock exchange, securities commission, or other regulatory authority has approved or disapproved the contents of this news release.

SOURCE Grown Rogue International Inc.

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%CIK: 0001463000

For further information: General Inquiries and Investor Contact: Obie Strickler, Chief Executive Officer, obie@grownrogue.com; Investor Relations: invest@grownrogue.com, (458) 226-2662

CO: Grown Rogue International Inc.

CNW 07:00e 09-DEC-25